Exhibit 21.1

Subsidiaries of Registrant

Property Name	State Organization
Lightstone Value Plus REIT III, LP	Delaware
LVP CY Durham LLC	Delaware
LVP CY Durham Holdings LLC	Delaware
LVP CY Durham Holding Corp	Delaware
LVP HMI Des Moines LLC	Delaware
LVP HMI Des Moines Holdings LLC	Delaware
LVP HMI Des Moines Holding Corp	Delaware